[redacted]

09058497

Mail Processing Section

FEB 27 2009

Washington, DC 106

AB* 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50798 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFP Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

| St. Louis | Missouri | 63131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel — (314) 729-2237
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
(Name – *if individual, state last, first, middle name*)

| 705 Olive Street 10th Floor | St. Louis | Missouri | 63101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BD 3/17

# OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CCO

Title

Notary Public

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2010
NOTARY SEAL
#06433204
ST. LOUIS COUNTY
NOTARY PUBLIC - STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Contents

AMD anders minkler & diehl llp
CPAs + Consultants

## Independent Auditors' Report

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC as of December 31, 2008, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 23, 2009

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

BFP Securities, LLC

**STATEMENT OF FINANCIAL CONDITION**

December 31, 2008

## ASSETS

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 705,077 |
| Securities owned, at fair value | | 7,413 |
| Wholesaler compensation receivable | | 272,678 |
| Due from affiliated company | | 20,874 |
| Prepaid commissions | | 4,667,085 |
| Total Assets | $ | 5,673,127 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ | 3,836 |
| Total Liabilities | | 3,836 |
| MEMBER'S EQUITY | | 5,669,291 |
| Total Liabilities and Member's Equity | $ | 5,673,127 |

BFP Securities, LLC
**STATEMENT OF INCOME**
For The Year Ended December 31, 2008

| | |
|---|---|
| REVENUES | |
| Wholesaler compensation | $ 6,840,017 |
| Investment income | 14,109 |
| Other income | 1,937 |
| Total Revenues | 6,856,063 |
| EXPENSES | |
| Commission expense | 2,029,398 |
| Placement costs | 1,755,002 |
| Other expenses | 159,933 |
| Total Expenses | 3,944,333 |
| NET INCOME | $ 2,911,730 |

BFP Securities, LLC

**STATEMENT OF CHANGES IN MEMBER'S EQUITY**

For The Year Ended December 31, 2008

| | |
|---|---|
| Balance - December 31, 2007 | $ 7,507,561 |
| Net income | 2,911,730 |
| Distributions | (4,750,000) |
| Balance - December 31, 2008 | $ 5,669,291 |

BFP Securities, LLC
**STATEMENT OF CASH FLOWS**
For The Year Ended December 31, 2008

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net income | $ 2,911,730 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Amortization of prepaid commissions | 2,014,058 |
| Unrealized loss on securities | 7,434 |
| (Increase) decrease in assets | |
| Wholesaler compensation receivable | 25,539 |
| Due from affiliated company | (20,874) |
| Prepaid commissions | (1,316,952) |
| (Decrease) in liabilities | |
| Accounts payable | (23,830) |
| Net Cash Provided by Operating Activities | 3,597,105 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions | (4,750,000) |
| Net Cash Used in Financing Activities | (4,750,000) |
| DECREASE IN CASH AND CASH EQUIVALENTS | (1,152,895) |
| CASH AND CASH EQUIVALENTS, Beginning of year | 1,857,972 |
| CASH AND CASH EQUIVALENTS, End of year | $ 705,077 |
| SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY | |
| Wholesaler compensation | $ (1,755,002) |
| Placement costs | $ 1,755,002 |

## A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Organization

BFP Securities, LLC (the Company) is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC (Benefit Finance Partners). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer distributing public and private variable insurance contracts. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and operates under the exemptive provisions of SEC Rule 15c3-3(k)(1). The latest date upon which the Company is to dissolve is December 31, 2050.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less. The Company places its temporary cash investments with three financial institutions. Deposits at these bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Accordingly, the Company's practice is to maintain all bank balances below the current FDIC limit. Included in cash and cash equivalents is a U.S. Bank N.A. Commerical Paper Sweep account of $400,000 which is not covered under FDIC insurance.

### Securities

Securities owned by the Company are considered trading securities, which are held for resale. The securities consist of equity securities stated at fair value. Since the securities are actively traded on the open market, fair value measurements are a Level 1 input based upon publicly quoted sale prices. Gains and losses, both realized and unrealized, are included in income. Unrealized losses of $7,434 are included in investment income in the statement of income.

### Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. These revenues are recognized on the accrual method of accounting. Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs (see below).

### Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company records such costs as incurred.

### Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers. Commissions, which are not capitalized, are expensed as incurred.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

### Income Taxes

The Company is formed as a limited liability company and has elected to be taxed as a partnership under the Internal Revenue Code. Therefore earnings of the Company are taxed at the member level. Accordingly, no provision for income taxes has been reflected in the financial statements.

### Recent Accounting Pronouncement

The Financial Accounting Standards Board ("FASB") has issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement standard for the financial statement recognition and measurement of an income tax position taken or expected to be taken in a tax return.

FASB is in the process of developing guidance on the implementation of FIN 48 by pass-through entities, and the Company has therefore elected to defer the application of FIN 48 in accordance with FASB Staff Position ("FSP") FIN 48-3. This FSP defers the effective date of FIN 48 for nonpublic enterprises included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2009 annual financial statements. Tax positions must meet the more-likely-than-not recognition threshold to be recognized.

The cumulative effect of applying the provisions of FIN 48, if any, will be reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company does not expect the adoption of FIN 48 to have a material effect on its financial position, results of operations or cash flows.

## B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had regulatory net capital of $699,528 and minimum net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was .005 to 1.

## C. RELATED PARTY TRANSACTIONS

During 2008, the Company paid commissions of $1,285,495 to Benefit Finance Securities, LLC (BFS), a wholly-owned subsidiary of Bancorp Services, LLC, a 50% member of Benefit Finance Partners.

For the year ended December 31, 2008, the Company recorded wholesaler compensation of $4,088,109 from an affiliate.

For the year ended December 31, 2008, the Company recorded placement costs to an affiliate totaling $1,755,002.

Sales commissions and plan administration fees may be due to and receivable from BFS and Benefit Finance Partners, respectively. The Company was owed $20,874 by Benefit Finance Partners at December 31, 2008.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company and, pursuant to an informal agreement, charges the Company a fee of $10,000 per month for these costs. Included in other expenses in the statement of income is $120,000 related to this agreement. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses and, if necessary, may modify the monthly charge.

## D. COMMITMENTS AND CONTINGENCIES

Changes to the Internal Revenue Code and other factors may affect the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.

# SUPPLEMENTARY INFORMATION
# REQUIRED BY
# THE SECURITIES AND EXCHANGE COMMISSION

BFP Securities, LLC

**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1**

Schedule 1

December 31, 2008

| | |
|---|---|
| Member's equity | $ 5,669,291 |
| Less non-allowable assets: | |
| Wholesaler compensation receivable | 272,678 |
| Due from affiliated company | 20,874 |
| Prepaid commissions | 4,667,085 |
| Total non-allowable assets | 4,960,637 |
| Net Capital Before Haircuts | 708,654 |
| Less: haircuts on securities | 9,126 |
| Net Capital | $ 699,528 |
| Aggregate Indebtedness | $ 3,836 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 256 |
| Minimum dollar net capital requirement | $ 5,000 |
| Minimum capital requirement (greater of above) | $ 5,000 |
| Excess net capital | $ 694,528 |
| Excess net capital at 1000% | $ 699,144 |
| Ratio of aggregate indebtedness to net capital | .005 to 1 |

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part II A Focus Report.

BFP Securities, LLC
**EXEMPTIVE PROVISION UNDER RULE 15c3-3**
Schedule 2
December 31, 2008

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

## Independent Auditors' Supplementary Report on Internal Control

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timley basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Sole Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 23, 2009

# BFP SECURITIES, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
## FOR THE YEAR ENDED DECEMBER 31, 2008
## AND
## INDEPENDENT AUDITORS' REPORT